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                                    Filed by Bell Microproducts Inc. pursuant to
                                       Rule 425 under the Securities Act of 1933

                                        Subject company:  Bell Microproducts Inc

                                               Commission File No. 333-120527

         BELL MICROPRODUCTS COMMENCES REGISTERED EXCHANGE OFFER FOR ITS
           OUTSTANDING 3-3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2024

SAN JOSE, NOVEMBER 16, 2004-Bell Microproducts Inc. (Nasdaq: BELM) announced today that it has commenced an offer to exchange up to $110 million aggregate principal amount of its newly issued 3-3/4% Convertible Subordinated Notes, Series B due 2024 (the "New Notes") for an equal amount of its outstanding 3-3/4% Convertible Subordinated Notes due 2024 (the "Old Notes").

Bell Microproducts is offering to exchange $1,000 of principal amount of the New Notes for each $1,000 of principal amount of the Old Notes. Among its features, the New Notes are convertible into cash and, at Bell Microproducts' option, in part into Bell Microproducts common stock subject to certain conditions, while the Old Notes are convertible solely into Bell Microproducts common stock. The exchange is expected to be tax-free to the holders of the Old Notes for United States federal income tax purposes. The full terms of the exchange offer, a description of the New Notes and the material differences between the New Notes and the Old Notes and other information relating to the exchange offer and Bell Microproducts are set forth in a Registration Statement on Form S-4 and the prospectus included therein filed with the Securities and Exchange Commission on November 16, 2004 (the "Launch Date").

The exchange offer will expire on December 17, 2004, unless extended or terminated. Holders must tender their Old Notes prior to the expiration date if they wish to participate in the exchange offer. Credit Suisse First Boston is the dealer manager for the exchange offer. Copies of the prospectus and the related letter of transmittal may be obtained from Wells Fargo Bank, National Association, which is serving as the exchange agent for the exchange offer. Wells Fargo's address, telephone and facsimile number are as follows:

                  Wells Fargo Bank, National Association
                  Corporate Trust Services
                  MACN9303-120
                  Sixth Street and Marquette Avenue
                  17th  Floor
                  Minneapolis, MN 55479
                  Telephone:  (800) 344-5128
                              (612) 667-9764
                  Attention:  Jane Schweiger
                  Facsimile: (612) 667-6282

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

ABOUT BELL MICROPRODUCTS

Bell Microproducts is an international, value-added provider of a wide range of high-technology products, solutions, and services to the industrial and commercial markets. The company's offering includes semiconductors, computer platforms, peripherals, and storage products of various types including desktop, high-end computer and storage subsystems, fibre channel connectivity products, RAID, NAS and SAN storage systems and back-up products. Bell Microproducts is an industry-recognized specialist in storage products and is one of the world's largest storage-centric value-added distributors.
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The company's products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. The company adds value with a broad range of services including testing, software loading, kitting, mass storage system integration, and computer system integration. Trained and certified technical personnel complete each of these processes at Bell Microproducts' ISO 9001:2000 Certified facilities. Bell Microproducts markets and distributes more than 150 brand name product lines, as well as its own Rorke Data storage and Trademark computer brands, to original equipment manufacturers (OEMs), contract electronic manufacturing services (EMS) customers, value-added resellers (VARs) and system integrators in the Americas and Europe.